Exhibit 99.1

POMDOCTOR LIMITED

Yongxu Industrial Park
No. 19-23 Hejing Road, Dongsha Street
Liwan District, Guangzhou
People’s Republic of China 510000

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq: POM)

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the extraordinary general meeting (the “Meeting”) of shareholders of POMDOCTOR LIMITED (the “Company”), will be held on September 30, 2026, at 9:00 a.m., Eastern Time (9:00 p.m. Beijing Time), at Yongxu Industrial Park, No. 19-23 Hejing Road, Dongsha Street, Liwan District, Guangzhou, People’s Republic of China 510000. Holders of the Company’s American depositary shares (“ADSs”) may exercise voting rights in respect of the underlying Class A ordinary shares through Citibank, N.A., as depositary (the “Depositary”), in accordance with the deposit agreement, as amended.

The Meeting and any or all adjournments thereof will be held for the purpose of considering and, if thought fit, passing and approving the following resolutions:

1. By way of an ordinary resolution, that the termination of the Company’s American Depositary Receipt program (including the termination of the related deposit agreement, as amended) (the “ADR Termination”) and the direct listing of the Company’s Class A ordinary shares on The Nasdaq Stock Market LLC (the “Listing”), with the ADR Termination and the Listing to occur on the same date be approved (the “ADR Termination Proposal” or “Proposal No. 1”).

2. By way of an ordinary resolution, that the Company’s share capital (whether issued or unissued) be consolidated at a ratio of 10-to-1, such that (i) every ten (10) Class A Ordinary Shares of a par value of US$0.0001 each be consolidated into one Class A Ordinary Share of a par value of US$0.001 each, (ii) every ten (10) Class B Ordinary Shares of a par value of US$0.0001 each be consolidated into one Class B Ordinary Share of a par value of US$0.001 each, and (iii) every ten (10) shares of a par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with the Memorandum and Articles of Association of the Company be consolidated into one share of such class or classes of a par value of US$0.001 each (the “Share Consolidation”), which shall take effect simultaneously with the ADR Termination and the Listing, and simultaneously with the Share Consolidation, the authorized share capital of the Company shall be amended:

FROM: US$50,000 divided into 500,000,000 shares comprising (i) 450,000,000 Class A Ordinary Shares of a par value of US$0.0001 each, (ii) 2,042,042 Class B Ordinary Shares of a par value of US$0.0001 each, and (iii) 47,957,958 shares of a par value of US$0.0001 each of such class or classes (however designated) as the Board may determine in accordance with the Memorandum and Articles of Association of the Company.

TO: US$50,000 divided into 50,000,000 shares comprising (i) 45,000,000 Class A Ordinary Shares of a par value of US$0.001 each, (ii) 204,205 Class B Ordinary Shares of a par value of US$0.001 each, and (iii) 4,795,795 shares of a par value of US$0.001 each of such class or classes (however designated) as the Board may determine in accordance with the Memorandum and Articles of Association of the Company (the “Share Consolidation Proposal” or “Proposal No. 2”).

3. By way of an ordinary resolution, to approve the adjournment of the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting, there are not sufficient votes to approve Proposal No. 1 and Proposal No. 2 (the “Adjournment Proposal” or “Proposal No. 3”).

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” ALL OF THE PROPOSALS LISTED ABOVE.

Holders of record of the Company’s ordinary shares at the close of business on September 2, 2026 (the “Record Date”) will be entitled to notice of, and to vote at, this Meeting and any adjournment or postponement thereof. Your vote is important, regardless of the number of shares you own. Even if you plan to attend this Meeting in person, it is strongly recommended that you complete the enclosed proxy card before the meeting date, to ensure that your shares will be represented at this Meeting if you are unable to attend.

This notice and the enclosed proxy card are first being mailed to the shareholders and ADS holders on or about September 8, 2026.

You are urged to review carefully the information contained herein prior to deciding how to vote your shares.

By Order of the Board of Directors,

/s/ Zhenyang Shi
Zhenyang Shi
Chairman and Chief Executive Officer

i

POMDOCTOR LIMITED

Yongxu Industrial Park
No. 19-23 Hejing Road, Dongsha Street
Liwan District, Guangzhou
People’s Republic of China 510000

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To Be Held at 9:00 A.M. Eastern Time on September 30, 2026 (9:00 P.M. Beijing Time)

The Board is soliciting proxies for the extraordinary general meeting of shareholders (the “Meeting”) of the Company to be held on September 30, 2026, at 9:00 a.m., Eastern Time (9:00 p.m. Beijing Time), at Yongxu Industrial Park, No. 19-23 Hejing Road, Dongsha Street, Liwan District, Guangzhou, People’s Republic of China 510000.

Registered shareholders and duly appointed proxyholders will be able to attend, participate, and vote at the Meeting. Beneficial shareholders who hold their shares through a broker, investment dealer, bank, trust corporation, custodian, nominee or other intermediary who have not duly appointed themselves as proxyholder will be able to attend as guests but will not be able to participate in or vote at the Meeting. Holders of the Company’s ADSs may exercise voting rights in respect of the underlying Class A ordinary shares represented by such ADSs only through the Depositary in accordance with the deposit agreement, as amended.

Only holders of the Ordinary Shares of the Company of record at the close of business on September 2, 2026 (the “Record Date”) are entitled to attend and vote at the Meeting or at any adjournment thereof. The presence in person or by proxy (or, in the case of a shareholder being a corporate entity, by its duly authorized representative) of one or more shareholders entitled to vote, representing not less than one-third (1/3) of all votes attaching to the issued and outstanding shares of the Company entitled to vote at the Meeting, shall constitute a quorum.

Any shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. A proxy need not be a shareholder of the Company. Voting on all resolutions at the Meeting will be conducted by way of a poll rather than on a show of hands. On a poll, each holder of Class A ordinary shares is entitled to one (1) vote for each Class A ordinary share held, and each holder of Class B ordinary shares is entitled to twenty (20) votes for each Class B ordinary share held. The Class A ordinary shares and Class B ordinary shares vote together as a single class on the proposals described in this proxy statement, except as may otherwise be required by law.

PROPOSALS TO BE VOTED ON

At the Meeting, resolutions will be proposed as follows:

1. By way of an ordinary resolution, that the termination of the Company’s American Depositary Receipt program (including the termination of any related deposit agreement, as amended) (the “ADR Termination”) and the direct listing of the Company’s Class A ordinary shares on The Nasdaq Stock Market LLC (the “Listing”), with the ADR Termination and the Listing to occur on the same date be approved (the “ADR Termination Proposal” or “Proposal No. 1”).

2. By way of an ordinary resolution, that the Company’s share capital (whether issued or unissued) be consolidated at a ratio of 10-to-1, such that (i) every ten (10) Class A Ordinary Shares of a par value of US$0.0001 each be consolidated into one Class A Ordinary Share of a par value of US$0.001 each, (ii) every ten (10) Class B Ordinary Shares of a par value of US$0.0001 each be consolidated into one Class B Ordinary Share of a par value of US$0.001 each, and (iii) every ten (10) shares of a par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with the Memorandum and Articles of Association of the Company be consolidated into one share of such class or classes of a par value of US$0.001 each (the “Share Consolidation”), which shall take effect simultaneously with the ADR Termination and the Listing, and simultaneously with the Share Consolidation, the authorized share capital of the Company shall be amended:

FROM: US$50,000 divided into 500,000,000 shares comprising (i) 450,000,000 Class A Ordinary Shares of a par value of US$0.0001 each, (ii) 2,042,042 Class B Ordinary Shares of a par value of US$0.0001 each, and (iii) 47,957,958 shares of a par value of US$0.0001 each of such class or classes (however designated) as the Board may determine in accordance with the Memorandum and Articles of Association of the Company.

TO: US$50,000 divided into 50,000,000 shares comprising (i) 45,000,000 Class A Ordinary Shares of a par value of US$0.001 each, (ii) 204,205 Class B Ordinary Shares of a par value of US$0.001 each, and (iii) 4,795,795 shares of a par value of US$0.001 each of such class or classes (however designated) as the Board may determine in accordance with the Memorandum and Articles of Association of the Company. No fractional shares will be issued in connection with the Share Consolidation, and all fractional shares (after aggregating all fractional shares that would otherwise be received by a shareholder) resulting from the Share Consolidation shall instead be rounded up to the nearest whole number of shares on a participant level (the “Share Consolidation Proposal” or “Proposal No. 2”).

3. By way of an ordinary resolution, to approve the adjournment of the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting, there are not sufficient votes to approve Proposal No. 1 and Proposal No. 2 (the “Adjournment Proposal” or “Proposal No. 3”).

No fractional shares will be issued in connection with the Share Consolidation, and all fractional shares (after aggregating all fractional shares that would otherwise be received by a shareholder) resulting from the Share Consolidation shall instead be rounded up to the nearest whole number of shares on a participant level.

The Board has fixed the close of business on September 2, 2026 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Meeting or any adjournment thereof. Only holders of Class A ordinary shares and Class B ordinary shares of the Company (collectively, the “Ordinary Shares”), on the Record Date are entitled to receive notice of and to vote at the Meeting or any adjournment thereof.

As of the Record Date, there were 27,802,964 ordinary shares issued and outstanding, consisting of 25,760,922 Class A ordinary shares and 2,042,042 Class B ordinary shares.

Shareholders may obtain a copy of the proxy materials, including the Company’s latest annual report, from the Company’s website at http://ir.7shiliu.com.

The Board is soliciting proxies. Shareholders who are entitled to attend and vote at the Meeting or any adjournment thereof are entitled to appoint one or more proxies to attend and vote on that shareholder’s behalf. Shareholders who wish to appoint a proxy are requested to complete, date and sign the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the proxy statement accompanying this Notice. Holders of the Company’s ADSs may exercise voting rights in respect of the underlying Class A ordinary shares represented by such ADSs only through the Depositary in accordance with the deposit agreement, as amended.

For the proxy to be valid, the duly completed and signed form of proxy must be received not less than forty-eight (48) hours before the time appointed for holding the Meeting or any adjournment of the Meeting, unless otherwise specified in the notice convening the Meeting or the form of proxy. A shareholder may appoint as his, her or its proxy a person other than those named in the enclosed form of proxy. A proxy need not be a shareholder of the Company.

The Board of Directors recommends a vote “FOR” Proposals No. 1, No. 2 and No. 3.

VOTING PROCEDURE FOR HOLDERS OF ORDINARY SHARES AND ADS HOLDERS

Shareholders entitled to vote at the Meeting may do so by proxy or in person at the Meeting. Shareholders who are unable to attend the Meeting or any adjournment thereof and who wish to ensure that their Ordinary Shares will be voted are requested to complete, date and sign the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in this proxy statement and return it in the manner specified in the form of proxy. Holders of the Company’s ADSs may exercise voting rights in respect of the underlying Class A ordinary shares represented by such ADSs only through the Depositary in accordance with the deposit agreement, as amended.

ANNUAL REPORT TO SHAREHOLDERS

Pursuant to the Marketplace Rules of The Nasdaq Stock Market LLC, which permit companies to make available their annual report to shareholders on or through the company’s website, the Company posts its annual reports on the Company’s investor relations website. The annual report on Form 20-F for the fiscal year ended December 31, 2025 (the “2025 Annual Report”) has been filed with the U.S. Securities and Exchange Commission. You may obtain a copy of the Company’s 2025 Annual Report by visiting the Company’s investor relations website at http://ir.7shiliu.com. If you want to receive a paper or email copy of the Company’s 2025 Annual Report, you may request one from the Investor Relations Department of the Company at ir@7lk.com. There is no charge for requesting a copy.

QUESTIONS AND ANSWERS ABOUT THESE PROXY MATERIALS

Why am I receiving this proxy statement?

The Company is holding an extraordinary general meeting of shareholders to consider and vote on the proposals listed herein. The Company has included in this proxy statement important information about the Meeting. You should read this information carefully and in its entirety. The enclosed voting materials allow you to vote your shares without attending the Meeting. Your vote is very important, and the Company encourages you to submit your proxy as soon as possible.

What proposal(s) are being asked to consider?

The shareholders are being asked to consider and approve the following proposals:

1. By way of an ordinary resolution, that the termination of the Company’s American Depositary Receipt program (including the termination of any related deposit agreement, as amended) (the “ADR Termination”) and the direct listing of the Company’s Class A ordinary shares on The Nasdaq Stock Market LLC (the “Listing”), with the ADR Termination and the Listing to occur on the same date be approved (the “ADR Termination Proposal” or “Proposal No. 1”).

2. By way of an ordinary resolution, that the Company’s share capital (whether issued or unissued) be consolidated at a ratio of 10-to-1, such that (i) every ten (10) Class A Ordinary Shares of a par value of US$0.0001 each be consolidated into one Class A Ordinary Share of a par value of US$0.001 each, (ii) every ten (10) Class B Ordinary Shares of a par value of US$0.0001 each be consolidated into one Class B Ordinary Share of a par value of US$0.001 each, and (iii) every ten (10) shares of a par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with the Memorandum and Articles of Association of the Company be consolidated into one share of such class or classes of a par value of US$0.001 each (the “Share Consolidation”), which shall take effect simultaneously with the ADR Termination and the Listing, and simultaneously with the Share Consolidation, the authorized share capital of the Company shall be amended:

FROM: US$50,000 divided into 500,000,000 shares comprising (i) 450,000,000 Class A Ordinary Shares of a par value of US$0.0001 each, (ii) 2,042,042 Class B Ordinary Shares of a par value of US$0.0001 each, and (iii) 47,957,958 shares of a par value of US$0.0001 each of such class or classes (however designated) as the Board may determine in accordance with the Memorandum and Articles of Association of the Company.

TO: US$50,000 divided into 50,000,000 shares comprising (i) 45,000,000 Class A Ordinary Shares of a par value of US$0.001 each, (ii) 204,205 Class B Ordinary Shares of a par value of US$0.001 each, and (iii) 4,795,795 shares of a par value of US$0.001 each of such class or classes (however designated) as the Board may determine in accordance with the Memorandum and Articles of Association of the Company. No fractional shares will be issued in connection with the Share Consolidation, and all fractional shares (after aggregating all fractional shares that would otherwise be received by a shareholder) resulting from the Share Consolidation shall instead be rounded up to the nearest whole number of shares on a participant level (the “Share Consolidation Proposal” or “Proposal No. 2”).

3. By way of an ordinary resolution, to approve the adjournment of the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting, there are not sufficient votes to approve Proposal No. 1 and Proposal No. 2 (the “Adjournment Proposal” or “Proposal No. 3”).

What are the recommendations of the Board of Directors?

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” PROPOSAL NOS. 1, 2 AND 3.

When and where will the Meeting be held?

The Meeting will be held on September 30, 2026, at 9:00 a.m., Eastern Time (9:00 p.m. Beijing Time), at Yongxu Industrial Park, No. 19-23 Hejing Road, Dongsha Street, Liwan District, Guangzhou, People’s Republic of China 510000.

Who is entitled to vote at the Meeting?

A: The Record Date for the Meeting is September 2, 2026. Only holders of Ordinary Shares of the Company of record as of the close of business on the Record Date are entitled to receive notice of and to vote at the Meeting or any adjournment thereof. As of the Record Date, there were 27,802,964 ordinary shares issued and outstanding, consisting of 25,760,922 Class A ordinary shares and 2,042,042 Class B ordinary shares. Voting on all resolutions at the Meeting will be conducted by way of a poll rather than on a show of hands. On a poll, each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to twenty votes.

What constitutes a quorum for the Meeting?

At the Meeting, the presence in person or by proxy (or, in the case of a shareholder being a corporate entity, by its duly authorized representative) of one or more shareholders entitled to vote, representing not less than one-third (1/3) of all votes attaching to the issued and outstanding shares of the Company entitled to vote at the Meeting, shall constitute a quorum.

How many votes are required to approve the proposals?

Voting on all resolutions at the Meeting will be conducted by way of a poll rather than on a show of hands. On a poll, votes are counted according to the number of shares registered in each shareholder’s name which are voted, with each Class A ordinary share carrying one vote and each Class B ordinary share of the Company carrying twenty votes. Proposal No. 1 is advisory and non-binding as described under “Proposal No. 1 — Non-Binding Advisory Vote.” Each of Proposal Nos. 2 and 3 requires the passage of an ordinary resolution, being a resolution passed by the affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representatives, at the Meeting, taking regard to the number of votes to which each shareholder is entitled.

How do the shareholders vote?

If you were a shareholder of record of the Company’s Ordinary Shares on the Record Date, you may vote in person at the Meeting or by submitting a proxy. Voting on all resolutions at the Meeting will be conducted by way of a poll rather than on a show of hands. On a poll, each holder of Class A ordinary shares is entitled to one (1) vote for each Class A ordinary share held and each holder of Class B ordinary shares is entitled to twenty (20) votes for each Class B ordinary share held. Holders of ADSs may instruct the Depositary how to vote the Class A ordinary shares represented by their ADSs in accordance with the deposit agreement and the voting instructions provided by the Depositary.

How can I attend the Meeting?

The Meeting is open to all holders of the Company’s Ordinary Shares as of the Record Date and all duly appointed proxyholders. The Meeting will be held at Yongxu Industrial Park, No. 19-23 Hejing Road, Dongsha Street, Liwan District, Guangzhou, People’s Republic of China 510000.

May shareholders ask questions at the Meeting?

Yes. Representatives of the Company will answer questions of general interest at the end of the Meeting.

What if I do not vote on the matters relating to the proposals?

If you fail to vote or fail to instruct the Depositary, your broker or other nominee how to vote on any of the proposals, it will have no effect on the applicable proposal, except to the extent the Depositary is permitted to exercise any discretionary voting authority under the deposit agreement.

May I change my vote after I have delivered my proxy or voting instruction card?

Yes. A registered shareholder may change his, her or its vote at any time before the proxy is voted at the Meeting by delivering a later-dated proxy or written revocation in accordance with the instructions in the form of proxy, or by attending the Meeting and voting in person. Attendance alone will not revoke a proxy. If your shares or ADSs are held through a broker, bank, nominee or the Depositary, you should follow the procedures provided by that intermediary to change your voting instructions.

Do I have appraisal rights?

Shareholders do not have appraisal rights with respect to the matters to be voted upon at the Meeting.

Whom should I call if I have questions about the proxy materials or voting procedures?

If you have questions about the proposals or need additional copies of this proxy statement or the enclosed form of proxy, you may contact the Company’s Investor Relations Department at ir@7lk.com. If your shares or ADSs are held through a broker, bank, nominee or the Depositary, you should contact that intermediary for additional information regarding voting procedures.

What do I need to do now?

After carefully reading and considering the information contained in this proxy statement, please vote your shares or provide your voting instructions as soon as possible so that the shares represented by your holdings may be voted at the Meeting. Please follow the instructions set forth in the form of proxy or voting instruction form provided to you.

Who is paying for the expenses involved in preparing and mailing this proxy statement?

All of the expenses involved in preparing, assembling and mailing these proxy materials and all costs of soliciting proxies will be paid for by the Company. In addition to solicitation by mail, proxies may be solicited by the Company’s officers and employees by telephone, electronic communication or in person. The Company may also reimburse brokerage houses, banks, custodians, nominees and fiduciaries for reasonable out-of-pocket expenses incurred in forwarding solicitation materials to beneficial owners.

PROPOSAL NO. 1

ADR Termination and Listing of Class A Ordinary Shares

Overview

The Board has approved, and is hereby soliciting shareholder approval of, (i) the termination of the Company’s American Depositary Receipt program (including the termination of the related deposit agreement, as amended) and the cessation of trading of the Company’s ADSs on The Nasdaq Stock Market LLC, each ADS currently representing three (3) Class A ordinary shares, par value US$0.0001 per share, and (ii) the direct listing and commencement of trading of the Company’s Class A ordinary shares on The Nasdaq Stock Market LLC, with the ADR Termination and the Listing to occur on the same date, and to authorize any director or officer of the Company to take all actions necessary, appropriate or advisable to effect the foregoing.

Purpose and Background of the ADR Termination and the Listing of Class A Ordinary Shares

The Board believes that terminating the Company’s ADS program and directly listing and trading the Company’s Class A ordinary shares on Nasdaq would be more cost-effective for the Company and its shareholders and would be in the best interests of the Company, its ADS holders and its shareholders.

Procedures

If the ADS program is to be terminated, the Company will instruct Citibank, N.A., as depositary for the ADSs (the “Depositary”), to terminate the ADS program in accordance with the deposit agreement, as amended. The Company intends to arrange for the mandatory exchange of outstanding ADSs for the underlying Class A ordinary shares (the “Mandatory Exchange”) and to cause the Class A ordinary shares to be directly listed and traded on The Nasdaq Stock Market LLC. The Company has appointed TranShare Corporation as registrar and transfer agent for the Class A ordinary shares (the “Transfer Agent”) and expects the Transfer Agent to coordinate with the Depositary and The Depository Trust Company (“DTC”) in connection with the Mandatory Exchange.

The Company intends for the Mandatory Exchange and the Share Consolidation described in Proposal No. 2 to be implemented as part of the same transaction. Based on the current ADS-to-Class A ordinary share ratio of one ADS representing three Class A ordinary shares and the proposed 10-to-1 Share Consolidation, every ten (10) ADSs outstanding immediately before the transaction would correspond to three (3) post-Share Consolidation Class A ordinary shares, with any fractional share resulting from the Share Consolidation (after aggregating all fractional shares that would otherwise be received by a holder) rounded up to the nearest whole number of shares on a participant level, subject to the final procedures established by the Depositary, the Transfer Agent and DTC. Holders whose ADSs are held through DTC are expected not to be required to take any affirmative action to effect the Mandatory Exchange. Holders of ADSs outside DTC will receive instructions from the Depositary or Transfer Agent to the extent action is required.

The Depositary is required under the deposit agreement to provide notice of termination and the Mandatory Exchange to ADS holders at least thirty (30) calendar days prior to the termination date. The Company will make additional public disclosures regarding the final termination date, Mandatory Exchange date, exchange procedures and related matters when they are determined.

Non-Binding Advisory Vote

The vote solicited by this proposal is advisory, and therefore is not binding on the Company or the Board, nor will its outcome require the Company or the Board to take any action. However, the Board values the opinions of the shareholders and will consider the outcome of the vote in connection with the ADR Termination and the Listing.

Full text of the resolution to be voted in connection with the ADR Termination Proposal:

“RESOLVED, as an ordinary resolution, that the termination of the Company’s American Depositary Receipt program (including the termination of any related deposit agreement, as amended) (the “ADR Termination”) and the direct listing of the Company’s Class A ordinary shares on The Nasdaq Stock Market LLC (the “Listing”), with the ADR Termination and the Listing to occur on the same date be and is hereby authorized and approved.”

Recommendation of the Board

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE ADR TERMINATION PROPOSAL

PROPOSAL NO. 2

Share Consolidation

Overview

The following resolution has been requested to be considered and approved:

By way of an ordinary resolution, that the Company’s share capital (whether issued or unissued) be consolidated at a ratio of 10-to-1, such that (i) every ten (10) Class A Ordinary Shares of a par value of US$0.0001 each be consolidated into one Class A Ordinary Share of a par value of US$0.001 each, (ii) every ten (10) Class B Ordinary Shares of a par value of US$0.0001 each be consolidated into one Class B Ordinary Share of a par value of US$0.001 each, and (iii) every ten (10) shares of a par value of US$0.0001 each of such class or classes (however designated) as the Board may determine in accordance with the Memorandum and Articles of Association of the Company be consolidated into one share of such class or classes of a par value of US$0.001 each (the “Share Consolidation”), which shall take effect simultaneously with the ADR Termination and the Listing, and simultaneously with the Share Consolidation, the authorized share capital of the Company shall be amended:

FROM: US$50,000 divided into 500,000,000 shares comprising (i) 450,000,000 Class A Ordinary Shares of a par value of US$0.0001 each, (ii) 2,042,042 Class B Ordinary Shares of a par value of US$0.0001 each, and (iii) 47,957,958 shares of a par value of US$0.0001 each of such class or classes (however designated) as the Board may determine in accordance with the Memorandum and Articles of Association of the Company.

TO: US$50,000 divided into 50,000,000 shares comprising (i) 45,000,000 Class A Ordinary Shares of a par value of US$0.001 each, (ii) 204,205 Class B Ordinary Shares of a par value of US$0.001 each, and (iii) 4,795,795 shares of a par value of US$0.001 each of such class or classes (however designated) as the Board may determine in accordance with the Memorandum and Articles of Association of the Company (the “Share Consolidation Proposal” or “Proposal No. 2”).

No fractional shares will be issued in connection with the Share Consolidation, and all fractional shares (after aggregating all fractional shares that would otherwise be received by a shareholder) resulting from the Share Consolidation shall instead be rounded up to the nearest whole number of shares on a participant level.

Purpose and Background of the Share Consolidation

The purpose for seeking approval to effect the Share Consolidation is to maintain or increase the market price of the Company’s Class A ordinary shares following the termination of the current ADS program and the commencement of direct trading of the Class A ordinary shares. The Board believes that the proposed 10-to-1 Share Consolidation is advisable and in the best interests of the Company and its shareholders. The Share Consolidation will take effect simultaneously with the ADR Termination and the Listing.

The Company believes that the stabilized or increased market price for its Class A ordinary shares that may result from implementing the Share Consolidation could improve the marketability and liquidity of the Class A ordinary shares and may encourage broader investor interest. There can be no assurance, however, that the Share Consolidation will achieve any of these intended results or that the price per Class A ordinary share following the Share Consolidation will increase in proportion to the consolidation ratio or remain at any particular level.

Procedures for Exchange of Ordinary Shares

As soon as practicable after the effective date of the Share Consolidation, shareholders will be notified that the Share Consolidation has been effected. The Company expects TranShare Corporation, its transfer agent, to facilitate implementation of the Share Consolidation and to coordinate with the Depositary and DTC in connection with the Mandatory Exchange.

Shareholders holding ordinary shares in book-entry form with the Transfer Agent are not expected to take any action to receive post-Share Consolidation ordinary shares. Ordinary shares held in “street name” through a bank, broker or other nominee are expected to be adjusted by the applicable intermediary. Holders of certificated ordinary shares, if any, will receive instructions from the Transfer Agent regarding any action required. No fractional shares will be issued in connection with the Share Consolidation, and all fractional shares (after aggregating all fractional shares that would otherwise be received by a shareholder) resulting from the Share Consolidation shall instead be rounded up to the nearest whole number of shares on a participant level.

Required Vote

This proposal will be approved if an ordinary resolution is obtained, being a resolution passed by the affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy and entitled to vote at the Meeting, having taken regard to the number of votes to which each shareholder is entitled. Abstentions and broker non-votes will not count as votes cast on this proposal.

Full text of the resolution to be voted in connection with the Share Consolidation Proposal:

“RESOLVED, as an ordinary resolution that:

(a)

each of the issued and unissued shares of par value US$0.0001 each of the Company be consolidated at a ratio of 10-to-1, such that (i) every ten (10) Class A Ordinary Shares of a par value of US$0.0001 each be consolidated into one Class A Ordinary Share of a par value of US$0.001 each, (ii) every ten (10) Class B Ordinary Shares of a par value of US$0.0001 each be consolidated into one Class B Ordinary Share of a par value of US$0.001 each, and (iii) every ten (10) shares of a par value of US$0.0001 each of such class or classes (however designated) as the Board may determine in accordance with the Memorandum and Articles of Association of the Company be consolidated into one share of such class or classes of a par value of US$0.001 each (the “Share Consolidation”), which shall take effect simultaneously with the ADR Termination and the Listing, and

(b)	simultaneously with the Share Consolidation, the authorized share capital of the Company be amended:

FROM: US$50,000 divided into 500,000,000 shares comprising (i) 450,000,000 Class A Ordinary Shares of a par value of US$0.0001 each, (ii) 2,042,042 Class B Ordinary Shares of a par value of US$0.0001 each, and (iii) 47,957,958 shares of a par value of US$0.0001 each of such class or classes (however designated) as the Board may determine in accordance with the Memorandum and Articles of Association of the Company,

TO: US$50,000 divided into 50,000,000 shares comprising (i) 45,000,000 Class A Ordinary Shares of a par value of US$0.001 each, (ii) 204,205 Class B Ordinary Shares of a par value of US$0.001 each, and (iii) 4,795,795 shares of a par value of US$0.001 each of such class or classes (however designated) as the Board may determine in accordance with the Memorandum and Articles of Association of the Company.”

Recommendation of the Board

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE SHARE CONSOLIDATION PROPOSAL

PROPOSAL NO. 3

Adjournment

Overview

The following resolution has been requested to be considered and approved:

By way of an ordinary resolution, to approve the adjournment of the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting, there are not sufficient votes to approve Proposal No. 1 and Proposal No. 2 (the “Adjournment Proposal” or “Proposal No. 3”).

Purpose and Background of the Adjournment

The Adjournment Proposal, if adopted, will allow the chairman of the Meeting to adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more of the Proposals No. 1 and No. 2. The purpose of the Adjournment Proposal is to provide more time to meet the requirements that are necessary to consummate the Share Consolidation, if needed.

Required Vote

This proposal will be approved if an ordinary resolution is obtained, being a resolution passed by the affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy and entitled to vote at the Meeting, having taken regard to the number of votes to which each shareholder is entitled. Abstentions and broker non-votes will not count as votes cast on this proposal.

Full text of the resolution to be voted in connection with the Adjournment Proposal:

“RESOLVED, as an ordinary resolution, that the adjournment of the extraordinary general meeting to a later date or dates to be determined by the chairman of the extraordinary general meeting, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more other proposals at the extraordinary general meeting be and is hereby authorized and approved.”

Recommendation of the Board

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE ADJOURNMENT PROPOSAL

DELIVERY OF PROXY MATERIALS TO HOUSEHOLDS

Only one copy of this proxy statement and one copy of our Annual Report are being delivered to multiple registered shareholders who share an address unless we have received contrary instructions from one or more of the shareholders. A separate form of proxy and a separate notice of the Meeting are being included for each account at the shared address. Upon oral or written request, the Company will promptly deliver a separate copy of the above materials to any shareholder at a shared address to which a single copy of the document was delivered. Shareholders sharing an address may also request delivery in the future of a single copy of such documents if they are currently receiving multiple copies of such documents. Shareholders may notify the Company of their requests by writing to: POMDOCTOR LIMITED, Yongxu Industrial Park, No. 19-23 Hejing Road, Dongsha Street, Liwan District, Guangzhou, People’s Republic of China 510000.

Many brokers, brokerage firms, broker/dealers, banks and other holders of record have also instituted “householding” (delivery of one copy of materials to multiple shareholders who share an address). If your family has one or more “street name” accounts under which you beneficially own shares of our Ordinary Shares, you may have received householding information from your broker, brokerage firm, broker/dealer, bank or other nominee in the past. Please contact the holder of record directly if you have questions, require additional copies of this proxy statement or our Annual Report or wish to revoke your decision to household and thereby receive multiple copies. You should also contact the holder of record if you wish to institute householding.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and files reports and other information with the U.S. Securities and Exchange Commission (the “SEC”). Such reports and other information are available on the SEC’s website at www.sec.gov. The Company’s 2025 Annual Report and other investor information are also available on the Company’s investor relations website at http://ir.7shiliu.com. Shareholders and ADS holders who have questions regarding the matters described in this proxy statement may contact the Company’s Investor Relations Department at ir@7lk.com.

OTHER MATTERS

The Board of Directors is not aware of any other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.